Exhibit 99.6

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Gold Standard Ventures Corp.’s (the “Company’) Annual Report on Form 40-F for the year ended December 31, 2011 of our Independent Registered Public Accounting Firm’s Report dated April 27, 2012 and to the reference to us under the heading “Interests of Experts” in the Company’s Annual Information Form for the year ended December 31, 2011, dated April 27, 2012.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

April 27, 2012